United States securities and exchange commission logo





                             June 30, 2021

       Brett R. Whitmire
       Chief Financial Officer
       DIODES INCORPORATED
       4949 Hedgcoxe Road, Suite 200
       Plano, Texas 75024

                                                        Re: DIODES INCORPORATED
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 22,
2021
                                                            Form 10-Q for the
Period Ended March 31, 2021
                                                            Filed May 6, 2021
                                                            File No. 002-25577

       Dear Mr. Whitmire:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 39

   1. In your earnings call for the fourth quarter of 2020, you provided detailed discussions on sales by end market.
With a view towards future disclosure, please tell us what
                                                        consideration you gave
to providing similar disclosures in your annual and quarterly reports since they
provide insight into how management views the business.
 Brett R. Whitmire
FirstName  LastNameBrett R. Whitmire
DIODES INCORPORATED
Comapany
June       NameDIODES INCORPORATED
     30, 2021
June 30,
Page  2 2021 Page 2
FirstName LastName
Form 10-Q for the Period Ended March 31, 2021

Management's Discussion and Analysis of Financial Condidtion and Results of Operations
Results of Operations, page 23

2. We note your disclosures that the increase in net sales during the current interim period was driven by growth in certain regions and end markets. We also note your disclosure that this is the first full quarter of revenue from the LSC acquisition. Please revise your disclosures related to changes in net sales to quantify and more fully explain the reasons for changes in net sales during each period presented. For example, please quantify the impact of sales related to the LSC acquisition and better explain the underlying reasons for sales growth in certain regions and end markets.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing